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NVIS, Inc.
NVIS, Inc.

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  - ⊘ Summary
  - ⊘ Problem
  - ⊘ Solution
  - ⊘ Product
  - ⊘ Business Model
  - ⊘ Traction
  - ⊘ Competition
  - ⊘ Market
  - ⊘ Company Vision
  - ⊘ Press
  - ⊘ Founders
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Summary   Edit

NVIS is a revolutionary "Invisible Internet™" using decentralized authentication. It is a SDP (Software Defined Perimeter) allowing businesses to create a global, distributed network of interconnected encrypted communities with decentralized management. NVIS is a more secure and more private solution, with one-step connections and zero configuration. IP addresses are untraceable because they're never geolocated. Essentially, this is a **private network** that behaves like a public network, meaning that unauthorized, external users have no insight into the network. NVIS is also a powerful and vastly more economical solution for network segments with rapid deployment.



NVIS is offering early bird incentives and other investment perks to show our genuine appreciation to our early investors. We'd love to see you take advantage!

Invest in the first 48 hours of the campaign to receive an additional 20% on your investment.

After the first 48 hours:

- Investments made before reaching $25,000 will receive an additional 15% investment
- Investments made before reaching $50,000 will receive an additional 10% investment
- The subsequent $100,000 of investments will receive an additional 5% investment

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Problem   Edit

Hacking, Theft and Ransomware cost BILLIONS annually.


VPN Hacks Are a Slow-Motion Disaster
Hackers have had a field day with virtual private networks — especially during the remote-work pandemic era.
WIRED

The Internet is OPEN to attacks. It is *VULNERABLE BY DESIGN*

Here are some notable data breaches in 2021 alone:

- January 11: FB, Instagram, LinkedIn – 214m users
- January 28: US Cellular – 4.9m users
- February 10: NE Medicine – 219k patients
- February 18: California DMV – 20 months of records
- March 3: Microsoft Exchange – 30k organizations
- April 13: Facebook – 533m users
- And many more...

Some key vulnerabilities that are commonly encountered are:

- Geolocation tracking
- Routes are traceable
- Lookup by name (DNS)
- IP addresses are public
- TCP ports are well known / discoverable
- Open Protocols yield connectivity, but **NO SECURITY**

VISIBILITY IS THE PROBLEM

Existing remote access solutions (VPN, SDN, SDP, SD-WAN, etc.) are all still vulnerable, complex and costly. Zero-Trust is not enough.

Solution

Edit

Invisibility: A New Paradigm Software Defined Perimeter (SDP)

What is NVIS?

An **Invisible Network** across a Public or Private infrastructure

- Peer-to-Peer Security
- Server-to-Server
- Replaces SDN and VPN
- Uses Existing Setup
- Lowers Costs
- Lowers Complexity

NVIS allows normal communication but makes it invisible

- Install or run **everywhere**

- Low level strong encryption hides IP, TCP and EVERYTHING
- No Geolocation tracking
- No source/destination means NO TRACING


Why Now
SSL & IPsec
Foundation for VPN
VPN for business
Corporations that have remote offices
VPN growth & market hacks
$23Bn global market value
1994
1996
2000
2010
2019
2020
PPTP
Beginning of VPN technology
VPN popularity
Start of wider adoption
COVID
Remote Work revolution

Product

Edit

NVIS, The Invisible Internet

Hackers Can't Hack What They Can't See


Invisible Internet
security context
Visible Internet

NVIS lets you create your own personal "**invisible internet**" that can't be hacked, blocked, traced or censored due to Layer 2 encryption.

✓ NVIS is an SDP (Software Defined Perimeter) that lets you rapidly create a private cloud of nodes (laptops, computers, smartphones, devices) you want to connect.
✓ With Intelligent Auto-Provisioning, it's easier, simpler to setup than a VPN, but offers *better security* and *less complexity*.
✓ NVIS can do things that a VPN can't, like **encrypted full-stack protection** and nodes that can talk to each other, peer-to-peer.

Nodes can be anywhere in the world but operate as one network and members can't be

Nodes can be anywhere in the world but operate as one network and members can also be geolocated. Currently, NVIS has nodes in Tokyo, Singapore, US, Canada, UK, and Europe, with over 200 user nodes. In addition, NVIS utilizes a private Ethereum blockchain.



The Product





Build a network as easy as 1-2-3

Lower Complexity

No IT Expert Needed
- Existing Architecture
- Easy Permissions
- Auto Provisioning









Potential Use Cases



Healthcare

Finance





Government

Small Business

Business Model

Edit

SaaS Subscription NVIS

Joining a device to NVIS gives users an instant "invisibility cloak" for host computers, protecting vital system services from port and protocol hacking and costly, disruptive DDoS attacks, MITM or theft. A subscription service allows multiple devices to be members of their designated group.

Encrypted Layer 2 Private Network



Traction

Edit

Pre-revenue traction, beta tests, MVP

- *January 2022* - Castler MOU
- *November, 2021* - Channel partner portal at https://nvisnetworking.com live
- *October, 2021* - Policy manager 2FA extensions
- *October, 2020* - Sales portal at https://nvis-inc.com live
- *June, 2020* - Approved to do business in California
- *May, 2020* - NVIS app on Google Play store
- *March, 2020* - NVIS approved by Amazon for listing in AWS Marketplace.
- *February, 2020* - Upserve Point-of-Sale (POS) partnership to secure terminals (cash registers) for superior anti-theft and loss prevention.
- *September, 2019* - MOU with pentest firm FYRM Associates
- *August, 2019* - MOU with SiliconVallley4U tech school
- *July, 2019* - 1500 Registered NVIS subscribers
- *February, 2019* - MOU Social Media startup Howdoo.io
- *December, 2018* - MVP - Running invisible network of blockchain with interconnected nodes in Tokyo, Paris, Amsterdam, Singapore, Ontario, Seattle, SF.
- *January, 2019* - Multiverse of Internets Provisional Patent Filed
- *December, 2018* - Healthcare secure DICOM image sharing proof-of-concept
- *October, 2018* - Fintech broker-dealer secure trade discussions

Competition

Edit





What Sets Us Apart
Hackers Can't Hack What They Can't See
Security
Simplicity
cisco
vmware
nuagenetworks
JUNIPER
NEC
NVIS
perimeter 81
Tor
elastos
AnchorFree
Skycoin
ExpressVPN
NordVPN
amdocs
NEXUS
OPENVPN
Differentiators
Zero Trust
Software Defined Perimeter
Invisible to any outside attack
Layer 2 Networking
End-to-End Encryption
Peer-to-Peer Architecture
High Performance & Scalable
Configure & Deploy in Seconds
Private Static IPs over Internet
Untraceable & Unblockable
Multiplatform Support
Enterprise Grade/SMB Priced
No Tracking or Data Selling
No Split Tunneling Required
No Special OS Required
No Special Hardware Required
No Network Expertise Required
No Security Expertise Required

Market

Edit

$4B
Service Addressable Market
Remote Access VPN, Intranet VPN, Extranet VPN, Others, Application: Personal VPN Users, Corporate VPN Users
$8B
Total Addressable Market
Market size was valued at USD 8.41 Billion in 2020 and is projected to reach USD 37.23 Billion by 2028, growing at a CAGR of 35.25 %
$1B
Service Obtainable Market
North America Site-to-Site, Remote Access Business Market
TAM
SAM
SOM

There are over **4 billion** active Internet users, and over **7 billion** devices.

The censorship of the Internet includes website blocking via DNS or ISP restrictions, and IP blacklisting. This level of censorship goes hand-in-hand with tracking network traffic, logs, and geolocation.

There are over 37 countries that censor the Internet. Here, for example, is a map depicting censorship (darker is the most):

CONTINENT OF ASIA



Source: http://www.visualcapitalist.com/internet-censorship-map

The most popular way to avoid censorship and tracking and improve privacy is by using virtual private network software (VPNs). VPNs can be blocked. The most typical use is Consumer VPNs that have servers that forward traffic to the Internet.

However, the markets NVIS addresses are **B2B and B2E.******

The graph below shows the TAM of the virtual private network (VPN) market worldwide, from 2016 to 2022. In 2022, the global VPN market is forecasted to reach **35.73 billion U.S. dollars**.



Source: https://www.statista.com/statistics/542817/worldwide-virtual-private-network-market/

The issue is, the market is fragmented between hundreds of VPN products that do not interoperate and can be blocked or sniffed or tracked to get the geographic location of the user. Many are used to connect to corporate networks or to work from home of remote locations. Weak security in most commercial VPNs can result in major losses. NVIS is a disruptive Loss Prevention cybersecurity solution in many markets.

The largest numbers of VPN servers for low cost VPN apps is over 3000, with the largest in over 60 countries. With NVIS, each node can be a client or server, so the potential to dwarf these For Android VPN apps, some like NordVPN register over 5M downloads and is only free for a limited time. Most VPN apps in Google Play or the Apps Store (including Cisco AnyConnect) have over 1M downloads and there are hundreds.

Business VPNs can be done for end-to-end security. Many require expensive hardware VPNs in the office. Even the software-only VPN servers are complex to configure and require expensive IT or Network Security expertise that greatly increase TCO.

Company Vision

Edit

Changing the way we Internet



Connect to anyone in the world, securely without restrictions

NVIS Can't be

- Hacked
- Sniffed
- Traced
- Blocked
- Censored

Cost Effective: Take advantage of existing networks or public infrastructure

Our Vision is to provide ubiquitous security and privacy. Cyber-attacks, breaches, hacks, identity theft – no longer just a potential, but daily news. Financial systems are especially targeted. Cryptocurrencies and Blockchain are vulnerable and have already been compromised. More secure than other SDPs, SD-WAN, SDNs, VPNs (IPSec/SSL), though widely used, is not sufficient to protect against network intrusion.

Press

Edit

Business Insider recommends

https://markets.businessinsider.com/news/stocks/check-out-these-2-companies-to-invest-in-raising-funds-on-crowdfunder-1029373637

Founders

Edit

WHO WE ARE: TEAM







Phil Smith
Founder / CTO
- Founder/creator and chief architect

Marilyn Hernandez
Co-Founder
Investor relations. Business

Salman Rizvi
CMO/CRO – Acting CEO
- 22+ years Leadership of Enterprise Transformation for

Jed Reitler
SVP Sales & Marketing
- 15+ years of experience in Sales,

Rob Langhorne
CISO
- Former CEO of CloudLogix., Cranite Architect, Apple lead
- Analytical, highly adaptable











Expertise in security, networking, ISP and blockchain.
Over 30 years in lead roles at NASA, HP, Cisco, Lawrence Livermore National Lab
Development. Sales and Marketing, .Strategist. Researcher, Realtor, Counselor,
BA Administration of Justice
the top Fortune 50-500 and organizations worldwide
Founded 2companies
SaaS pipelines, CIO. EVP advisor
Founded 3 companies
5 years of consulting for tech Startups
Mentor for tech founders at Stanford and Skolkovo
professional
Extensive experience leading ground-breaking development in mobile computing and security.
2

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